TELIK, INC. • 700 HANSEN WAY PALO ALTO, CA • 94304 – 1016 (650) 845-7700 • www.telik.com

February 7, 2011	VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Telik, Inc.

Form 10-K for the Year Ended December 31, 2009

Filed March 2, 2010

File No. 000-31265

Dear Mr. Riedler:

Telik, Inc. (the “Company”) received comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2010 regarding the above. The Company responded by letter dated January 4, 2011 (the “Response”), and the Commission provided a follow-on comment to the Company by letter dated January 27, 2011. This letter is in response to the follow-on comment.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business

Manufacturing, page 11

1.	We note your response to our prior comment 2. With respect to Patheon Inc., please further explain what you mean by “proposals” into which you have entered with them. For example, you note in you disclosure that Patheon is your sole supplier of TELINTRA but in your response you state that you have no ongoing or future supply efforts under these agreements. Please either reconcile the discrepancy in these statements or file the Patheon proposals as an exhibit in a future filing. Also, in your response you state that you will disclose in your next Form 10-K the Company’s current business relationship with Isochem and Patheon, as well as availability of potential alternative sources of the active ingredient in TELINTRA and TELINTRA tablets. Please provide us with a draft of such disclosure.

February 7, 2011

We respectfully advise the Staff as follows:

a.	In its response to the Staff’s initial comment, the Company referred to the contracts with Patheon Inc. (“Patheon”) as “proposals” because each of the two documents is entitled “Proposal.” To clarify, the Company entered into these contracts with Patheon in January 2004 and February 2005. Under the 2004 contract, Patheon performed preformulation, formulation development, limited production of clinical trial material, and analytical services relating to the capsule formation of TELINTRA. Under the 2005 contract, Patheon performed formulation development, limited production of clinical trial material, and analytical services relating to the tablet formulation of TELINTRA. Each of the 2004 and 2005 contracts governed only the performance of a single defined project, both of which were completed by Pantheon within two years following commencement of services under each respective contract. As the Company advised the Staff in its prior response letter, there are no ongoing financial or commercial commitments or obligations of the Company or Patheon under these contracts.

b.	As the Staff noted, the Company disclosed in it’s annual report on Form 10-K for the year ended December 31, 2009, that the Company depends upon one source, Patheon, for the manufacture of TELINTRA tablets. Under the 2004 and 2005 contracts described above, Patheon supplied to the Company limited batches of TELINTRA tablets. Through the services that Patheon performed for the Company under the 2004 and 2005 contracts, the Company qualified Patheon as a potential manufacturer of TELINTRA tablets. The Company currently has no manufacturing or supply agreement in place with Patheon.

c.	As requested by the Staff, below is draft disclosure summarizing the Company’s relationship with Isochem and Patheon, which the Company intends to include within the “Manufacturing” and “Risk Factors” sections of the Company’s annual report on Form 10-K for the year ended December 31, 2010:

“Isochem North America LLC (“Isochem”) has in the past manufactured and supplied a limited number of batches of the active ingredient to be used in the production of TELINTRA for use in clinical trials. As such, we have qualified Isochem as a potential source of supply for clinical quantities of this ingredient. In addition, Patheon Inc. (“Patheon”) has in the past performed formulation development and analytical services, and produced for us limited batches of clinical trial material, relating to the tablet formation of TELINTRA. As such, we have qualified Patheon as a potential manufacturer of TELINTRA tablets. However, we currently do not have in effect any manufacturing or supply agreements with either Isochem or Patheon. Although we have not qualified any other sources for the active ingredient in TELINTRA or the manufacture of TELINTRA tablets, we have evaluated, and may consider, potential alternative sources for this material in the future.”

* * * * *

February 7, 2011

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please do not hesitate to call me at (650) 845-7721 if you have questions or would like any additional information regarding these matters.

Sincerely,

/S/ WILLIAM P. KAPLAN

William P. Kaplan, Esq.

Vice President, General Counsel and Corporate Secretary

Telik, Inc.

cc:	Michael M. Wick, Chief Executive Officer, Telik, Inc.

Gordon Ho, Esq., Cooley LLP

Sebastian Gomez Abero, Securities and Exchange Commission

Scot Foley, Securities and Exchange Commission